SIDLEY AUSTIN BROWN & WOOD LLP

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                                                             October 12, 2004
VIA ELECTRONIC FILING
---------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Division of Investment Management

     Re:      MuniYield Florida Insured Fund
              Auction Market Preferred Shares
              Initial Registration Statement on Form N-2 (File No. 811-07156)
              ---------------------------------------------------------------

Ladies and Gentlemen:

         On behalf of MuniYield Florida Insured Fund (the "Fund"), transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, is the Fund's initial Registration Statement on Form N-2, including the exhibits thereto (the "AMPS Registration Statement"), relating to the Fund's offering of an additional series of Auction Market Preferred Shares (the "AMPS"), par value of $.05 per share, liquidation preference of $25,000, plus accumulated but unpaid dividends (whether or not earned or declared). The Fund has outstanding 2,400 shares of one other series of AMPS. The AMPS Registration Statement was filed with the Commission on October 12, 2004.

         Prior to this filing, a wire transaction in the amount of $1,521 was made to the Commission's designated lockbox in Pittsburgh, Pennsylvania. Such fee constitutes payment of the fee required by the Securities Act for the registration of 480 shares of AMPS.

         In Investment Company Act Release No. 13768 (February 15, 1991) (the "Release"), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff concerning the extent to which the current filing contains disclosure



  SIDLEY AUSTIN BROWN & WOOD LLP IS A DELAWARE LIMITED LIABILITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS


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information that is similar to information contained within filings of the same complex that previously were reviewed by the Commission.

         In that regard, reference is made to the registration statements of the following funds in the Merrill Lynch complex that have been previously declared effective by the Commission: the registration statement on Form N-2 of MuniHoldings Florida Insured Fund V (File No. 333-81995) ("Prior Florida Fund Filing") which was declared effective by the Commission on August 6, 1999; and further reference is made to the registration statement on Form N-2 of MuniYield Florida Insured Fund (File No. 33-53866), which was declared effective by the Commission on November 13, 1992; the registration statement on Form N-2 of Muni Intermediate Duration Fund, Inc. (File No. 333-106904) which was declared effective by the Commission on August 13, 2003; and the registration statement on Form N-2 of MuniYield New Jersey Insured Fund, Inc. (File No. 333-117314) which was declared effective by the Commission on August 20, 2004 (together, the "Prior Municipal Filings").

         The prospectus contained in the Prior Municipal Filings contains information substantially similar to that set forth in the prospectus contained in the Fund's AMPS Registration Statement with respect to the following matters (except for disclosure relating to (i) Florida municipal bonds and (ii) the Fund's organization as a Massachusetts business trust):

        - Prospectus Summary (except for disclosure regarding the summary of the Fund's main risks)
        - Risk Factors and Special Considerations (except for disclosure regarding the Fund's distinction between main risks and certain other risks of the Fund)
        -       Use of Proceeds (except for the amounts disclosed)
        -       Investment Objective and Policies
        -       Other Investment Policies
        -       Description of AMPS
        -       The Auction
        -       Rating Agency Guidelines
        - Investment Advisory and Management Arrangements (except for disclosure regarding the portfolio manager)
        -       Taxes
        -       Description of Capital Stock
        -       Custodian
        -       Underwriting
        -       Transfer Agent, Dividend Disbursing Agent and Registrar
        -       Accounting Services Provider
        -       Legal Opinions
        -       Independent Registered Public Accounting Firms
        -       Additional Information
        -       Glossary

         The statement of additional information contained in the Prior Municipal Filings contains information substantially similar to that set forth in the statement of additional information contained in the Fund's AMPS Registration Statement with respect to the following matters


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(except for disclosure relating to (i) Florida municipal bonds and (ii) the
Fund's organization as a Massachusetts business trust):

        -       Investment Objective and Policies Investment Restrictions
        -       Description of AMPS
        -       Rating Agency Guidelines
        -       Trustees and Officers
        -       Investment Advisory and Management Arrangements
        -       Portfolio Transactions
        -       Taxes
        -       Net Asset Value
        -       Financial Statements
        -       Appendix B--Description of Municipal Bond Ratings
        -       Appendix C--Municipal Bond Insurance
        -       Appendix D--Settlement Procedures
        -       Appendix E--Auction Procedures

         Furthermore, the disclosure relating to Florida municipal bonds and the disclosure found in "Exhibit A-Economic and Other Conditions in Florida" contained in the AMPS Registration Statement is substantially similar to disclosure contained in the Prior Florida Fund Filing (except for updating revisions).

         Since a significant portion of the disclosure contained in the AMPS Registration Statement is substantially similar to that previously reviewed by the staff of the Commission, we respectfully request expedited review of the AMPS Registration Statement by the staff.

         The Fund also believes that the presentation of information in the Prospectus and in the Prospectus Summary contained therein provides a "clear, concise, and understandable" explanation of the Fund's policies and avoids "the use of technical or legal terms, complex language, or excessive detail" as required by Part A of General Instruction H to Form N-2.

         We would be pleased to provide you with any additional information you may require or with copies of any of the materials referred to above. The Fund intends to distribute its preliminary prospectus by November 18, 2004, accordingly we would appreciate receiving any comments from the staff by November 11, 2004.

         Please direct any communications related to this filing to the undersigned at (212) 839-5903 or Frank P. Bruno at (212) 839-5540.

                                               Very truly yours,

                                               /s/ Debra Rubano

                                               Debra Rubano


Transmission



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cc:   Frank P. Bruno
     Claudia DiGiacomo




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